SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
______________________

AMICAS, Inc.
(Name of Subject Company (Issuer))

Merge Healthcare Incorporated
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

001712108
(CUSIP Number Of Class Of Securities)

Justin C. Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650

Telephone:  (414) 977-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

With a Copy to:

Mark A. Harris
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096
(312) 984-2121

and

Ann Mayberry-French
Vice President, General Counsel and Secretary
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650
(414) 977-4000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]           third-party tender offer subject to Rule 14d-1.
[ ]           issuer tender offer subject to Rule 13e-4.
[ ]           going-private transaction subject to Rule 13e-3.
[ ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

EXHIBIT INDEX

EXHIBITS

99.1	Press Release dated February 23, 2010